Moody's Investors Service ("MIS")

Exhibit 3

Policies to Prevent the Misuse of Material, Nonpublic Information

MIS has the following policies to prevent the misuse of material, nonpublic information. These policies can be found on our website via the web addresses[i] listed below.

1. Policy on MIS Board Approval of Credit Rating Methodologies (October 23, 2015)
   http:/www.moodys.com/nrsro_scl0095
2. Moody's Corporation Code of Business Conduct (October 2014)
   http://www.moodys.com/nrsro_sp11410
3. Moody's Investors Service Code of Professional Conduct (December 2015)
   http://www.moodys.com/nrsro_sp11557
4. Moody's Corporation Code of Ethics for Chief Executive and Senior Financial Officers (February 24, 2004)
   http://www.moodys.com/nrsro_sp12862
5. MIS – MA Separation Policy (December 8, 2014)
   http://www.moodys.com/nrsro_sp13372
6. Policy for Material Non-Public Information (July 14, 2014)
   http://www.moodys.com/nrsro_sp13415
7. Policy for Securities Trading (October 5, 2015)
   http://www.moodys.com/nrsro_sp13431
8. Policy on Communication of Public Rating Actions (June 3, 2013)
   http://www.moodys.com/nrsro_sp14058
9. Moody's Corporation Policy Regarding the Independence of Ratings and Disclosure of Affiliations of Moody's Directors and Shareholders with Rated Entities (September 30, 2014)
   http://www.moodys.com/nrsro_sp21844

i The URL provided will refer to the most recent version of the policy.